Exhibit 99.2

KAMADA LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Chaime Orlev and Yifat Philip, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 1.0 per share, of Kamada Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on Thursday, December 22, 2022, at 2:00 p.m. (Israel time), at the offices of the Company, 2 Holzman Street, Weizmann Science Park, Rehovot 7670402, Israel, and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice and Proxy Statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND FOR EACH OF THE OTHER ITEMS SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEMS 3 AND 5 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO EACH SUCH PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

KAMADA LTD.

DECEMBER 22, 2022

GO GREEN

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Please sign, date and mail your proxy card in the
envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” ALL OTHER PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.

To elect nine directors to serve as members of the Company’s Board of Directors until the next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company.

		FOR	AGAINST	ABSTAIN
	Lilach Asher Topilsky	[ ]	[ ]	[ ]
	Uri Botzer	[ ]	[ ]	[ ]
	Ishay Davidi	[ ]	[ ]	[ ]
	Karnit Goldwasser	[ ]	[ ]	[ ]
	Jonathan Hahn	[ ]	[ ]	[ ]
	Lilach Payorski	[ ]	[ ]	[ ]
	Leon Recanati	[ ]	[ ]	[ ]
	Ari Shamiss	[ ]	[ ]	[ ]
	David Tsur	[ ]	[ ]	[ ]

2.       To approve the grant of options to each of the director nominees, subject to their respective election as directors under Proposal 1.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

3.       To approve the grant of options to Mr. Amir London, the Company’s Chief Executive Officer.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 3)

YES	NO
[ ]	[ ]

4.       To approve the Company’s entering into an indemnification and exculpation agreement with Mr. Uri Botzer, subject to his election as a director under Proposal 1.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

5.       To amend and readopt the Company’s Compensation Policy for Executive Officers and Compensation Policy for Directors.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Do you have a “personal interest” (as defined in the Proxy Statement) with respect to the subject matter of Proposal 5? (Please note: if you do not mark either “YES” or “NO” your shares will not be voted on Proposal 5)

YES	NO
[ ]	[ ]

6.       To approve the adoption of the U.S. Taxpayers Appendix to the Kamada Ltd. 2011 Israeli Share Award Plan, for U.S. tax purposes.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

7.       To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accountants for the year ending December 31, 2022 and for such additional period until the Company’s next annual general meeting of shareholders.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [    ]

Signature of Shareholder ____________________ Date ______ Signature of Shareholder____________________ Date _______
Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.